Glyko Biomedical Ltd.


                             1997 Annual Report

                            Glyko Biomedical Ltd.

                                Company Profile

              Glyko  is  a  leading  supplier  of  carbohydrate  technology  for research, medical diagnosis and pharmaceutical development. The Company's research products are used by pharmaceutical, biotechnology, food and beverage and industrial scientists to analyze sugars and sugar chains.

              Glyko's medical business includes the development and marketing of medical diagnostic tests, including tests for a number of inherited diseases in children and a blood test for the drug called heparin. The Company also develops pharmaceuticals through its 41%-owned affiliate, BioMarin Pharmaceutical, Inc. BioMarin is a development stage pharmaceutical company specializing in the discovery and development of proprietary, naturally-occurring, carbohydrate-active enzyme therapeutics as treatments for a number of human diseases. These include many important acquired and inherited medical conditions affecting adults and children: mucopolysaccharidoses (MPS diseases), burn wound healing, fungal infections and inflammatory conditions.


              For more information about Glyko technology and products, visit our website at http://www.glyko.com.

                     Glyko Biomedical Ltd.


To our stockholders, customers and staff:

Thank you for your interest in Glyko. The field of carbohydrate technology continues to grow as the importance of sugars and sugar chains becomes more evident to the scientific, industrial, and pharmaceutical communities.

             1997, Glyko Expands Markets for Research Products

The Company has expanded our direct sales product line with additional reagents and chemicals. We negotiated additional distribution and OEM supply agreements during the year, and we believe that Glyko has the broadest array of carbohydrate analysis technology worldwide. The Company's research products business generated a profit for the first time.

With the development of treatments for Hurler disease (MPS I) our Urinary Carbohydrate Test for the screening of inherited diseases of children will become more important to the pediatric community. The Company continues to improve this test under a grant from the U.S. National Institutes of Health. Under an agreement with Array Medical we anticipate beginning clinical trials of our test for heparin, a widely prescribed carbohydrate drug.

      1997, BioMarin Pharmaceutical, Inc. Begins Pivotal Trial for MPS I

Perhaps the most important development for the Company was the creation and funding of BioMarin Pharmaceutical, Inc. (BioMarin). After initial seed funding by Glyko in March 1997, BioMarin successfully completed $11 million of financings in the Fall and began its pivotal trial in MPS I (Hurler disease) in December. Preclinical animal trials are also underway for two additional enzyme therapeutics for burn wounds and anti-fungal infections. The Company believes that BioMarin's unique products will expand the range of a new class of enzyme therapies and accelerate their role in medicine.

Thank you for your interest in our carbohydrate technology and in the development of our businesses. During the rest of 1998 the Company will strive to expand the utility of its carbohydrate technology in research, testing and in the management of human disease.

                             Glyko Biomedical Ltd.

                               Financial Results


    Contents                                                            Page



     Management's Discussion and Analysis of
      Financial Condition and Results of Operations                      3-5

     Consolidated Balance Sheets                                           6

     Consolidated Statements of Operations                                 7

     Consolidated Statements of Stockholders' Equity (Deficit)             8

     Consolidated Statements of Cash Flows                                 9

     Notes to Consolidated Financial Statements                         10-16

     Auditors' Report                                                      17

Item 2.
     Management's Discussion and Analysis of Financial Condition and
                Results of Operations

Overview

The following discussion and analysis of financial condition and results of operations contains certain forward looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The Company's actual results could differ materially from the results anticipated in these forward-looking statements. Risks are identified in "Overview, " "Results of operations," and "Liquidity and capital resources."

Glyko Biomedical Ltd. is a Canadian holding company that owns all of the capital stock of Glyko, Inc. and 41% of the capital stock of BioMarin Pharmaceutical, Inc. at December 31, 1997. In this Statement, unless otherwise indicated, as reference to "Glyko" or to the "Company" means Glyko and its wholly-owned subsidiary Glyko, Inc. Glyko, Inc. and BioMarin Pharmaceutical, Inc. (BioMarin) are operating companies based in California. The following discussion and the accompanying consolidated financial statements include the accounts of Glyko Biomedical Ltd. and Glyko, Inc. presented on a consolidated basis plus BioMarin presented on the equity method of accounting . Numerical references in the following discussion are rounded to the nearest thousand. Since its inception in October 1990, the Company has engaged in research and development of new techniques to analyze and manipulate carbohydrates for research, diagnostic and pharmaceutical purposes. The Company has developed a line of analytic instrumentation laboratory products that include an imaging system, analysis software and chemical analysis kits. The Company is continuing to develop additional chemical kits for use with the imaging system, and is also developing a line of carbohydrate diagnostic products. In March 1997, the Company raised Cdn.$2.0 million (USD$1.4 million) to fund the start-up of BioMarin which was formed to develop the Company's pharmaceutical products. Glyko, Inc. (the Company's research products and diagnostics business) has recorded its first year of annual net operating profit in the amount of $442,000 for 1997, and the Company's pro rata share of BioMarin's net loss of $2,442,000 offset by the Company's pro rata share of BioMarin's issuance of common stock in financings in the fourth quarter of 1997 of $3,978,000 resulted in the Company reporting net income of $1,990,000 for the year. There is no assurance that sales will increase in future years and with the continuing research and development expenses incurred by BioMarin, the Company may report net losses in the future. For the period from its inception to December 31, 1997, the Company has incurred cumulative losses of $10,944,000.

In October 1997, BioMarin raised net proceeds of $3,647,000 (including $880,000 of bridge loans received in the third quarter of 1997 which were converted to common stock) from outside investors in exchange for 4,039,000 shares (including shares issued to the placement agent for the financing). Concurrently, BioMarin issued 2,500,000 shares of Common Stock to three executive officers of BioMarin including John Klock, MD owning 800,000 shares and Christopher Starr, Ph.D. owning 400,000 shares, both of whom are also executive officers of Glyko Biomedical Ltd. for an aggregate of $2,500,000 in notes due on July 31, 2000. Gwynn Williams, who is a major shareholder and director of the Company, is also a director of BioMarin and owns 20,000 options to purchase BioMarin common stock at $1.00 per share.

In December 1997, BioMarin raised net proceeds of $5,016,000 from outside investors in exchange for 5,527,500 shares (including shares issued to the placement agent for the financing). As a result of such share issuances, Glyko Biomedical Ltd.'s ownership in BioMarin was reduced to 41% of BioMarin's outstanding Common Stock. Future fundraising efforts of BioMarin could result in a further reduction of Glyko Biomedical Ltd.'s ownership percentage.

BioMarin and Glyko Biomedical Ltd. have entered into a License Agreement dated June 26, 1997, pursuant to which Glyko Biomedical Ltd. granted BioMarin an exclusive, worldwide, perpetual, irrevocable, royalty-free right and license to certain worldwide patents, trade secrets, copyrights and other proprietary rights to all know-how, processes, formulae, concepts, data and other such intellectual property, whether patented or not, owned or licensed by Glyko Biomedical Ltd. and its subsidiaries as of the date of the License Agreement for application in therapeutic uses, including, without limitation, drug discovery and genomics. Under the same License Agreement, BioMarin granted Glyko Biomedical Ltd. an exclusive, worldwide, perpetual irrevocable, royalty-free cross-license to all improvements BioMarin may make upon the licensed intellectual property. As consideration for this license, BioMarin issued Glyko Biomedical Ltd. 7,000,000 shares of BioMarin common stock.

Results of Operations

Revenues in 1997 were $2,037,000 and consisted of sales of products and services of $1,176,000, other revenues representing development, technology and licensing fees of $704,000 and grant revenues of $157,000. Sales of products and services consisted of sales of chemical analysis kits, fees for custom analytic services and sales of imaging systems. Revenues in 1996 were $1,331,000 and consisted of sales of products and services of $1,272,000 and other revenues (primarily grant fees and equipment rental revenues) of $59,000. The decline in product revenues in 1997 was due principally to the relocation of the Company's California facilities in February which caused approximately eight weeks of delays in fulfilling orders. The increase in other revenues was due to new or revised development, technology and licensing agreements negotiated in 1997.

Gross margin on sales of products and services was 59 percent in 1997 and 60 percent in 1996. As the Company is still in the early stages of product sales and production, management expects that margins will fluctuate for some time and that current margins are not necessarily indicative of future margins.

Research and development expenses in 1997 were $549,000 compared to $1,015,000 in 1996, a decrease of $466,000. The decrease is due to the shifting of lab personnel in 1997 to BioMarin's payroll including the reduction of salary allocated to Glyko, Inc. for Dr. Christopher Starr, Vice President of Research and Development, whose time allocated to Glyko, Inc. went from 100% in 1996 to 30% in 1997. One other full-time Ph.D. was shifted 100% to BioMarin in 1997. Also, in October 1996, the Company effected lay-offs in an effort to reduce expenditures, which included one full-time lab technician.

Selling, general and administrative expense was $563,000 in 1997, a decrease of $862,000 from 1996 expense of $1,425,000. Marketing and promotional expenses were lower in 1997 due to the cut-back of two full-time marketing positions in the October 1996 layoffs. General and administrative expenses were reduced due to the reduction of rent expense resulting from the Company's relocation to a smaller facility in 1997 and due to the sublease rental income from BioMarin in 1997. Rent expense in 1996 was offset by a write-off of the deferred rent balance of $62,538 at December 31, 1996 related to a lease abandonment (see Note 5 of the financial statements). General and administrative expenses were also reduced due to the cut-back of administrative staff in October 1996 plus the reduction of salary allocated to Glyko, Inc. for Dr. John Klock, President, whose time allocated to Glyko, Inc. went from 100% in 1996 to 30% in 1997.

Interest income earned in 1997 and 1996 reflected earnings on cash invested in short term interest bearing accounts. Interest expense in 1997 and 1996 was immaterial.

Liquidity and Capital Resources

During the second quarter of 1996, the Company closed a second private equity placement offering (the Q296 Financing). Investors participating in the Q296 Financing purchased 2.5 million units each consisting of one share of common stock and one half of a two year warrant. One warrant is required to purchase one share of common stock. The units were priced at Cdn.$0.60 with an exercise price on the warrant of Cdn.$0.80. The Q296 Financing raised approximately $1.077 million. An additional 175,000 units and 250,000 warrants valued together at approximately $130,000 were distributed to brokers in exchange for services rendered in connection with the Q296 Financing. The Company utilized the Black-Scholes model to value all the warrants issued in the Q296 Financing at approximately $156,000.

On March 21, 1997, the Company closed a Cdn.$2.0 million (USD$1.4 million) financing (the Q197 Financing) to fund the start-up of BioMarin Pharmaceutical, Inc. which was formed to develop the Company's pharmaceutical products. As a result of this financing, the Company issued 4.0 million units at Cdn.$0.50 per unit, each unit consisting of one common share and one common share purchase warrant. Each warrant can be exercised for one share of common stock at Cdn.$1.00 per share, expiring on March 21, 1999. An additional 280,000 units and 280,000 warrants together valued at approximately $161,000 were distributed to the brokers in exchange for services rendered in connection with the Q197
Financing. The Company utilized the Black-Scholes model to value all the warrants issued in the Q197 Financing at approximately $496,000.

In October 1997, BioMarin sold 3,740,000 shares of common stock for net proceeds of $3,647,000 (including $880,000 of bridge loans received in the third quarter of 1997 which were converted to common stock). Additionally, BioMarin issued 299,000 common shares and 299,000 warrants to purchase common shares exercisable at $1.00 per share. Concurrently, BioMarin issued 2,500,000 shares of Common Stock to three executive officers of BioMarin, two of whom are also executive officers of Glyko Biomedical Ltd. for an aggregate of $2,500,000 in notes due on July 31, 2000.

 In December 1997, BioMarin raised net proceeds of $5,016,000 from outside investors in exchange for 5,527,500 shares (including 502,500 shares issued to the placement agent for the financing). Additionally, BioMarin issued to the placement agent 502,500 warrants to purchase common shares exercisable at $1.00 per share. As a result of such share issuances, Glyko Biomedical Ltd.'s ownership in BioMarin was reduced to 41% of BioMarin's outstanding Common Stock. Future fundraising efforts of BioMarin could result in a further reduction of Glyko Biomedical Ltd.'s ownership percentage.

The Company's net cash position increased by $317,000 in 1997. Net cash proceeds from the Q197 Financing of $1,424,000 proceeds from stock option exercises of $23,000 and net cash provided by operating activities of $441,000 were offset by the Company's cash investment in BioMarin of $1,500,000 and purchases of property and equipment of $71,000.

The Company's net cash position decreased by $410,000 in 1996. Net cash proceeds of $1,054,000 from the Q296 Financing were offset by cash used in operating activities of $1,389,000. Cash used in operating activities in 1996 reflected the operating loss of $1,576,000 partially offset by collections of accounts receivable and deferral of payments for facilities costs.

Since its inception, the Company has incurred cumulative losses of $10,944,000 and expects to continue to incur losses during 1998 due to the ongoing research and development of pharmaceutical products by BioMarin. Management believes that Glyko, Inc. has sufficient cash to sustain planned operations through the end of 1998 due to increased revenues and decreased expenditures. Management also believes that BioMarin has sufficient cash to sustain planned operations through the end of 1998 due to additional capital raised from outside shareholders at the end of 1997. To maintain liquidity beyond the end of 1998, BioMarin will have to raise additional capital, reduce expenses considerably, generate significant revenues, or realize some combination of the above. To maintain liquidity beyond the end of 1998, Glyko, Inc. will have to reduce expenses considerably, increase sales significantly, or realize some combination of the above. There can be no assurance that BioMarin nor Glyko, Inc. will be successful in maintaining liquidity. Management may consider selling certain assets or technology rights to raise additional capital. The Company will continue to seek additional funding through various means including but not limited to stock issuances, licensing and marketing agreements and collaborative research agreements with strategic partners. However, there can be no assurance that such agreements will be reached and that additional funding will be obtained.

The Company is currently reviewing its computer systems and products to assess their year 2000 compliance and to determine if the Company will encounter any year-2000 related problems or will incur any year-2000 related expenses. The Company does not currently anticipate that it will incur material expenditures to complete any such modifications.

                    GLYKO BIOMEDICAL LTD.
                 CONSOLIDATED BALANCE SHEETS
                       (In U.S. dollars)

                                       December 31,              December 31,
                                           1997                      1996
                                ------------------------  ----------------------
Assets
Current assets:
      Cash                           $      528,280          $       210,992
      Trade receivables                     141,743                  156,176
      Inventories                            95,210                   68,452
      Other current assets                   15,179                   26,025
                                ------------------------  ----------------------
        Total current assets                780,412                  461,645
Investment in BioMarin
  Pharmaceutical, Inc.                    3,036,261                       --
Property, plant and equipment,
  net                                       118,910                  108,045
Other assets                                  2,206                    2,200
                                ------------------------  ----------------------
      Total assets                   $   3,937,789           $       571,890
                                ========================  ======================
Liabilities and Stockholders'
Equity (Deficit)
Current liabilities:
      Accounts payable               $      38,916           $       174,732
      Accrued liabilities                  173,597                   204,504
      Deferred rent and related
        costs                              365,880                   269,718
      Payable to stockholder               219,811                   219,811
                                ------------------------  ----------------------
        Total current                      798,204                   868,765
          liabilities
                                ------------------------  ----------------------
        Total liabilities                  798,204                   868,765

Stockholders' equity (deficit):
      Common stock, no par value, unlimited shares
        authorized, 21,573,044 and 17,243,044 shares
        issued and outstanding at December 31, 1997 and
        December 31, 1996,
        respectively                    13,154,224                12,203,065
      Common stock warrants                929,585                   433,897
      Accumulated deficit              (10,944,224)              (12,933,837)
                                ------------------------  ----------------------
        Total stockholders'              3,139,585                 (296,875)
        equity (deficit)
                                ------------------------  ----------------------
        Total liabilities and
         stockholders' equity
         (deficit)                   $   3,937,789            $      571,890
                                ========================  ======================


                      Approved on behalf of the Board of Directors:

                   Gwynn R. Williams                    John C. Klock, M.D.



      The accompanying notes are an integral part of these statements.

                                           GLYKO BIOMEDICAL LTD.
                                   CONSOLIDATED STATEMENTS OF OPERATIONS
                                             (In U.S. dollars)



                                            Year Ended December 31,
                                   ---------------------------------------------
                                          1997                     1996
                                   --------------------   ----------------------
    Revenues:
      Sales of products
        and services                   $    1,175,699         $   1,271,933
      Other revenues                          860,935                58,702
                                   --------------------   ----------------------
        Total revenues:                     2,036,634             1,330,635

    Expenses:
      Cost of products and services           482,770               509,248
      Research and development                549,015             1,014,966
      Selling, general and administrative     562,888             1,425,484
                                   --------------------   ----------------------
        Total expenses:                     1,594,673             2,949,698
                                   --------------------   ----------------------
    Income (loss) from operations             441,961            (1,619,063)
    Equity in loss of BioMarin
      Pharmaceutical, Inc.                 (2,442,151)                   -
    Gain on dilution of ownership of
       BioMarin Pharmaceutical, Inc.        3,978,412                    -
    Interest income                            12,610                18,367
    Other income (loss)                        (1,219)               24,837
                                   --------------------   ----------------------
    Net income (loss)                  $    1,989,613         $  (1,575,859)
                                   ====================   ======================
    Net income (loss) per
     common share, basic                     $0.10                 $(0.10)
                                   ====================   ======================
    Net income (loss) per common
      share, fully-diluted                   $0.07                 $(0.10)
                                   ====================   ======================

    Weighted average number of shares
      used in computing per share
      amounts, basic                       20,536,058            16,058,994
                                   ====================   ======================

    Weighted average number of shares
         used in computing per share amounts,
         fully-diluted                     33,894,382            16,058,994
                                   ====================   ======================




         The accompanying notes are an integral part of these statements.

                                 GLYKO BIOMEDICAL LTD.
                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                   (In U.S. dollars)


                                               Common Stock                  Common
                                                                              Stock
                                  --------------------------------------                         Accumulated
                                        Shares            Amount             Warrants              Deficit             Total
                                  ----------------   ---------------     ---------------       ----------------   -----------------

Balance at December 31, 1995          14,567,944        $11,304,356          $ 278,085           $(11,357,978)      $     224,463

Net loss for the year                          -                  -                  -             (1,575,859)         (1,575,859)

Exercise of stock options                    100                 48                  -                      -                  48

Issuance of common stock
 and warrants in a private
 placement financing, net of
 issuance costs of $152,156            2,675,000            898,661            155,812                      -           1,054,473

                                  -----------------   ---------------      --------------       ---------------   ----------------
Balance at December 31, 1996          17,243,044        $12,203,065          $ 433,897           $(12,933,837)      $    (296,875)

Net income for the year                       -                   -                  -              1,989,613           1,989,613

Exercise of stock option                  50,000             22,976                  -                      -              22,976

Issuance of common stock
and warrants in a private
placement financing, net of
issuance costs of $160,881             4,280,000            928,183            495,688                      -           1,423,871

                                  -----------------   ---------------      --------------       ---------------   ----------------
Balance at December 31, 1997          21,573,044        $13,154,224          $ 929,585            $(10,944,224)      $  3,139,585
                                  =================   ===============      ==============       ===============   ================

              The accompanying notes are an integral part of these statements.

                        GLYKO BIOMEDICAL LTD.
                CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (In U.S. dollars)

                                          Year ended December
                                -------------------------------------------
                                        1997                    1996
                                --------------------     ------------------
Cash flows from operating activities:
   Net income (loss)                $   1,989,613        $    (1,575,859)

   Adjustments  to  reconcile  net
   income (loss) to net cash  provided
   by (used in)operating activities:
   Depreciation and amortization           58,693                 61,139
   Equity in the loss of BioMarin
    Pharmaceutical, Inc.                2,442,151                      -
   Gain on dilution of ownership of
    BioMarin Pharmaceutical, Inc.      (3,978,412)                     -
   Loss on disposal of property
    and equipment                           1,452                  4,046
   Gain on lease abandonment                    -                (62,538)
   Change in assets and liabilities:
      Trade receivables                    14,433                200,630
      Inventories                         (26,758)                40,066
      Other assets                         10,840                (20,854)
      Accounts payable                   (135,816)                52,357
      Accrued liabilities                 (30,907)               (16,956)
      Deferred revenue                          -               (174,386)
      Deferred rent and related costs      96,162                103,183
                                --------------------     ------------------
   Total adjustments                   (1,548,162)               186,687
                                --------------------     ------------------
      Net cash provided by
     (used in) operating activities       441,451             (1,389,172)

Cash flows from investing activities:
   Investment in BioMarin
    Pharmaceutical, Inc.               (1,500,000)                     -
   Purchases of property and equipment    (71,010)               (61,061)
                               --------------------     ------------------
      Net cash used in investing
       activities                      (1,571,010)               (61,061)

Cash flows from financing activities:
   Net proceeds from the issuance
    of common stock and warrants in
    private placement financings        1,423,871              1,054,473
   Proceeds from exercise of
    stock options                          22,976                     48
   Repayments on capital
    lease obligations                           -                (14,016)
                                --------------------     ------------------
      Net cash provided by
       financing activities             1,446,847              1,040,505
                                --------------------     ------------------
Net increase (decrease) in cash           317,288               (409,728)
Cash and cash equivalents, beginning
  of period                               210,992                620,720
                                --------------------     ------------------
Cash and cash equivalents,
   end of period                   $      528,280            $   210,992
                                ====================     ==================

Supplemental disclosure of noncash financing activities:
      Common stock and common stock
       warrants issued in exchange
       for financing services        840,000 share           512,500 share
                                      equivalents             equivalents


        The accompanying notes are an integral part of these statements.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.      The Company and Description of the Business

       Glyko Biomedical Ltd. (the Company) is a Canadian company which was established in 1992 to acquire all of the outstanding capital stock of Glyko, Inc., a Delaware corporation. The Company, through its wholly-owned subsidiary Glyko, Inc., is developing new techniques to analyze and manipulate carbohydrates for research, diagnostic and pharmaceutical purposes. The Company has developed a product line of laboratory instruments and chemical kits, referred to as analytic products, which are used in carbohydrate analysis. Shipments of these products began in December 1992. The Company is also developing certain carbohydrate diagnostic products. In October, 1996, the Company formed BioMarin Pharmaceutical, Inc. (BioMarin), a Delaware corporation, to develop the Company's pharmaceutical products. BioMarin first issued stock on March 21, 1997 (inception) when it issued 1,500,000 shares of common stock to the Company for $1.5 million. Beginning in October 1997, BioMarin raised capital from third parties with the result that at December 31, 1997, the Company's ownership interest in BioMarin had been reduced to 41 percent.

        Since its inception, the Company has incurred cumulative losses of $10,944,224 and expects to continue to incur losses during 1998 due to the ongoing research and development of pharmaceutical products by
        BioMarin. Management believes that Glyko, Inc. has sufficient cash to sustain planned operations through the end of 1998 due to increased revenues and decreased expenditures. Management also believes that BioMarin has sufficient cash to sustain planned operations through the end of 1998 due to additional capital raised from outside shareholders at the end of 1997. In order to continue operations beyond 1998, Glyko, Inc. and BioMarin would need to obtain additional funding in the form of stock issuances, licensing and marketing agreements and/or collaborative research agreements with strategic partners. If adequate funding is not obtained, long-term operations may be adversely affected. Glyko, Inc. and BioMarin will delay or eliminate expenditures in respect of certain products under development such as additional analytical kits, diagnostic testing equipment and pharmaceutical products in the event sufficient funding is unavailable. In December 1992, the Company successfully completed an initial public offering on the Toronto Stock Exchange. Since that time, the Company has maintained liquidity by utilizing the proceeds of that offering, by utilizing the proceeds of private equity placements in the second quarter of 1995, the second quarter of 1996, and the first quarter of 1997, and by using cash flow from operations from Glyko, Inc. BioMarin has maintained liquidity by utilizing proceeds from three private equity placements during 1997.

2.      Summary of Significant Accounting Policies

        The accompanying consolidated financial statements and related footnotes have been prepared in conformity with Canadian generally accepted accounting principles using U.S. dollars. At December 31, 1996, the consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Glyko, Inc. As of December 31, 1997, the Company owns 41 percent of BioMarin and, as such, BioMarin's activities have been reported in the Company's financial statements for the year ended December 31, 1997, based on the equity method of accounting. To the extent that the issuance of stock by BioMarin to third parties results in a decrease in the Company's ownership of the net assets of BioMarin, the Company reflects this decrease as a gain or loss on dilution of ownership of BioMarin in the Consolidated Statements of Operations. All significant intercompany accounts and transactions have been eliminated. Certain balances in the prior years have been reclassified to conform with the current year presentation.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



        Use of Estimates:

        The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include allowance for doubtful accounts receivable, and certain other reserves, including an accrual for deferred rent (see Footnote 5).

        Cash and Cash Equivalents:

       Cash and cash equivalents consist of amounts held with banks and short-term investments with original maturities of 90 days or less.

       Inventories:

       Inventories consist of raw materials, analytic kits, and instrument-based systems held for sale. Inventories are stated at the lower of cost (first-in, first-out method) or estimated market value. The components of inventories are as follows:

                                                     December 31,
                                                1997             1996
                                          ----------------- ----------------
              Raw materials                       $90,647          $62,925
              Finished products                     4,563            5,527
                                          ----------------- ----------------
                                                  $95,210          $68,452
                                          ================= ================

        Property, Plant and Equipment:

       Property, plant and equipment are stated at cost. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and the resulting gains or losses are reflected in the consolidated statements of operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

                           Office furniture                        5 years
                           Computer equipment                      3 years
                           Lab and production equipment            5 years


       Foreign Exchange:

       As all of the Company's operations are located in the United States, the Company has adopted the U.S. dollar as its functional currency. The Company's Canadian assets, liabilities, stockholder's equity and expenses have been translated into U.S. dollars using the temporal method. Under this method, monetary items have been translated at the year-end currency exchange rate. Non-monetary items have been translated at the historic rate of exchange. Expenses have been translated at the average rate of exchange during the year. Foreign exchange gains and losses on monetary assets and liabilities are included in the determination of earnings. Transaction gains and losses included in the consolidated statements of operations are immaterial.

                              GLYKO BIOMEDICAL LTD.
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



       Product Sales:

       The Company recognizes product revenues and related cost of sales upon shipment of products. Service revenues are recognized upon completion of services as evidenced by the transmission of reports to customers. Other revenues, principally licensing and distribution fees, are recognized upon completion of applicable contractual obligations.

       At times, the Company has received payments in advance for future product shipments or hardware maintenance and service contracts. Such payments are classified as deferred revenue on the accompanying consolidated balance sheets. Upon shipment of products, revenue is recognized and the corresponding liability (deferred revenue) is reduced. Revenues from maintenance and service contracts are recognized monthly pro rata over the period of the contract and the corresponding liability (deferred revenue) is reduced.

       Total revenues of $2,036,634 in 1997 and $1,330,635 in 1996 consisted entirely of direct product sales, sales to distributors for resale, analytical service fees, technology and licensing fees, and grant revenues. In 1997, revenues (including licensing and technology fees) from three major customers were 29 percent, 14 percent and 8 percent of total revenues. Grant revenues in 1997 represented eight percent of total revenues. In 1996, revenues from three major customers were 14 percent, 14 percent and 13 percent of total revenues.

       In 1990, the Company entered into an agreement (the "Agreement") giving one of its stockholders the exclusive right to market and distribute the Company's analytic products for an initial period of six years from the time the Company developed a commercially marketable product. During 1993, the Agreement was amended to grant the Company the non-exclusive right to market and distribute the Company's analytic products in the United States (direct product sales). In April 1994, the stockholder and the Company agreed to terminate the Agreement. In exchange for relinquishing its rights under the Agreement, the stockholder will receive 500,000 shares of common stock, subject to regulatory approval. In the third quarter of 1994 the Company recorded a charge to operations of $219,811 for costs related to the termination of the Agreement. This amount represents the estimated fair market value of stock to be issued as a result of the termination of the Agreement. The Toronto Stock Exchange has not permitted the issuance of the 500,000 shares because the transaction is not considered arms length. The Toronto Stock Exchange requires that an independent valuation be performed in order to reconsider the issuance of these shares. No such valuation has been performed to date.

       Income Taxes:

       Income taxes are provided using the deferral method. The Company has accumulated losses for financial reporting and income tax purposes which are available to reduce U.S. and Canadian taxable income in future years and for which no future tax benefit has been recognized in the accounts.

       Total U.S. federal and state net tax operating loss carryforwards as of December 31, 1997 are approximately $11.9 million and $5.9 million, respectively. Federal operating loss carryforwards expire from 2006 to 2012 and state operating loss carryforwards expire from 1997 to 2001. The Company also has federal and state research and development credit carryovers of $593,000 which expire from 2007 to 2011. For Canadian income tax purposes, the Company has net operating loss carryforwards of approximately $1.3 million which expire from 1999 to 2003. Under current U.S. tax law, future changes in ownership of the Company may limit the utilization of U.S. net operating loss and credit carryforwards.

       Net Loss per Share:

       Net loss per share is based on the weighted average number of common shares outstanding during each period. Potentially dilutive securities include 2,254,597 common stock options and 6.4 million common stock warrants outstanding at December 31, 1996. These securities were not considered in the computation of fully-diluted loss per share because their effect would be anti-dilutive for the year ended December 31, 1996.

                                     GLYKO BIOMEDICAL LTD.
                           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.     Property, Plant and Equipment

       Property, plant and equipment at December 31, 1997 and 1996 consisted of the following:

                                                 December 31,
                                             1997               1996
                                         --------------- ----------------
              Lab equipment                   $229,701         $282,468
              Computer equipment                94,712          212,330
              Production equipment              37,164           42,095
              Office furniture                  13,510           18,069
              Leasehold improvements            68,343            8,554
                                         ---------------- ----------------
                                               443,430          563,516
              Less accumulated depreciation   (324,520)        (455,471)
                                         ---------------- ---------------
              Property, plant and
                equipment, net                $118,910         $108,045
                                         ================ ================


4.     Investment in BioMarin Pharmaceutical, Inc. (BioMarin)

       The Company accounts for its investment in BioMarin under the equity method of accounting. As of December 31, 1997, the Company owned 41 percent of BioMarin. During the first nine months of 1997, the Company owned 100 percent of BioMarin and due to subsequent outside financings by BioMarin in the fourth quarter of 1997, the Company's ownership percentage decreased to 41 percent. There is no difference between the carrying value of the Investment in BioMarin account and the underlying book value of BioMarin.

        Below is a summary of BioMarin's financial condition as of December 31, 1997:

           Assets                                            $ 7,662,130
           Liabilities                                           281,664
           Stockholders' Equity                                7,380,466
           Net Loss from March 21, 1997
            (inception) to December 31, 1997                  (2,744,745)
           Shares issued and outstanding                      20,566,500
           Shares owned by Glyko Biomedical Ltd.               8,500,000

       BioMarin first issued stock on March 21, 1997 (inception) when it issued 1,500,000 shares of common stock to the Company for $1.5 million.

       BioMarin and the Company have entered into a License Agreement dated June 26, 1997, pursuant to which the Company granted BioMarin an exclusive, worldwide, perpetual, irrevocable, royalty-free right and license to certain worldwide patents, trade secrets, copyrights and other proprietary rights to all know-how, processes, formulae, concepts, data and other such intellectual property, whether patented or not, owned or licensed by the Company and its subsidiaries as of the date of the License Agreement for application in therapeutic uses, including, without limitation, drug discovery and genomics. Under the same License Agreement, BioMarin granted the Company an exclusive, worldwide, perpetual, irrevocable, royalty-free cross-license to all improvements BioMarin may make upon the licensed intellectual property. As consideration for this license, BioMarin issued the Company 7,000,000 shares of BioMarin common stock.

       In October 1997, BioMarin sold 3,740,000 shares of common stock to outside investors for net proceeds of $3,647,000 (including $880,000 of bridge loans received in the third quarter of 1997 which were converted to common stock). Additionally, BioMarin issued to the placement agent 299,000 common shares and 299,000 warrants to purchase common shares exercisable at $1.00 per share. Concurrently, BioMarin issued 2,500,000 shares of common stock to three executive officers of BioMarin including John Klock, MD owning 800,000 shares and Christopher Starr, Ph.D. owning 400,000 shares both of whom are also executive officers of Glyko Biomedical Ltd. for an aggregate of $2,500,000 in notes due on

                              GLYKO BIOMEDICAL LTD.
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       July 31, 2000. Gwynn Williams, who is a major shareholder and director of the Company, is also a director of BioMarin and owns 20,000 options to purchase BioMarin stock at $1.00 per share.

       In December 1997, BioMarin raised net proceeds of $5,016,000 from outside investors in exchange for 5,527,500 shares (including 502,500 shares issued to the placement agent for the financing). Additionally, BioMarin issued to the placement agent 502,500 warrants to purchase common shares exercisable at $1.00 per share. As a result of such share issuances, Glyko Biomedical Ltd.'s ownership in BioMarin was reduced to 41 percent of BioMarin's outstanding Common Stock. Future fundraising efforts of BioMarin could result in a further reduction of Glyko Biomedical Ltd.'s ownership percentage.

       As a result of BioMarin's issuance of shares to third parties, the Company recorded a gain on dilution of ownership of BioMarin of $3,978,412 on the Consolidated Statements of Operations at December 31, 1997.

     5.       Commitments and Contingencies

       Leases
       The Company leases its facilities, and office and other equipment under agreements that expire at various dates through 2000. The Company leased its facilities from one of its stockholders through January 1997. The Company had negotiated payment deferrals for rent payments and related facility charges under this agreement.

       In October 1996, the company notified the lessor that the lease would be abandoned in January 1997. In 1997, the lessor claimed $365,880 in deferred rent and related costs for part of 1995 through January 1997. The lessor also claimed an additional $90,000 of equipment and property damage resulting from the abandonment of the premises. The Company has a counter claim for $300,000 representing sales royalties due from the lessor to the Company plus the cost of building repairs paid by the Company on behalf of the lessor. While the Company does not believe that the lessor's claim is valid and does not agree with the amount claimed by the lessor, the amount of $365,880 has been accrued and is reflected on the balance sheet at December 31, 1997. While the original lease agreement extends through December 31, 1998, management does not believe the Company will be held responsible for continuing lease obligations and, as such, no additional amounts have been accrued beyond January 1997. The facility has been subsequently leased.

       The  Company   recognized   rental  expense  under  the  agreement  on  a
       straight-line basis calculated over the full term of the sublease agreement. The difference between cumulative rental payments under the original lease agreement and rental expense was classified as a non-current liability at December 31, 1995. As a result of the abandonment in 1997, the remaining deferred rent balance at December 31, 1996 of $62,538 was written-off against selling, general and administrative expenses.

       Aggregate minimum annual rental commitments under operating leases (excluding the abandoned lease) are as follows:

                    Years ending December 31,
              ---------------------------------------

              1998                                      $115,692
              1999                                       125,582
              2000                                        34,559
              2001 and thereafter                             --
                                                   ---------------
                                                         $275,833
                                                   ===============

        Rent expense was $57,950 (net of sublease rental income) in 1997 and $274,284 in 1996.

          Product Liability and Lack of Insurance
       The Company is subject to the risk of exposure to product liability claims in the event that the use of its technology results in adverse effects during testing or commercial sale. The Company currently does not maintain product liability insurance. There can be no assurance that the Company will be able to obtain product liability insurance coverage at economically reasonable rates, or that such insurance will provide adequate coverage against all possible claims.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.     Stockholders' Equity

       In December 1992, the Company completed an initial public offering of 2,881,601 shares of its common stock on the Toronto Stock Exchange.

       During the second quarter of 1996, the Company closed a second private equity placement offering (the Q296 Financing). Investors participating in the Q296 Financing purchased 2.5 million units each consisting of one share of common stock and one half of a two year warrant. One warrant is required to purchase one share of common stock. The units were priced at Cdn. $0.60 with an exercise price on the warrant of Cdn. $0.80. The Q296 Financing raised approximately $1.077 million. An additional 175,000 units and 250,000 warrants valued at approximately $130,000 were distributed to brokers in exchange for services rendered in connection with the Q296 Financing. The Company utilized the Black-Scholes model to value the 1,587,500 warrants issued in the Q296 Financing at approximately $156,000.

       On March 21, 1997, the Company closed a Cdn.$2.0 million (USD$1.4 million) financing (the Q197 Financing) to fund the start-up of BioMarin Pharmaceutical, Inc. which was formed to develop the Company's pharmaceutical products. As a result of this financing, the Company issued 4.0 million units at Cdn.$0.50 per unit, each unit consisting of one common share and one common share purchase warrant. Each warrant can be exercised for one share of common stock at Cdn.$1.00 per share, expiring on March 21, 1999. An additional 280,000 units and 280,000 warrants valued at approximately $161,000 were distributed to the brokers in exchange for services rendered in connection with the Q197 Financing. The Company utilized the Black-Scholes model to value all the warrants issued in the Q197 Financing at approximately $496,000. The Company used the proceeds of the offering and additional cash to purchase 1,500,000 common shares of BioMarin for $1.5 million.


7.        Stock Option Plan

       The Company has a stock option plan (the Plan) under which options to purchase common stock may be granted by the Board of Directors to directors, officers, consultants and key employees at not less than fair market value, less any permissible discounts, on the date of grant. Options granted under the Plan may be incentive stock options (as defined under Section 422 of the U.S. Internal Revenue Code) or non-statutory stock options. Options are exercisable over a number of years specified at the time of the grant which cannot exceed ten years. The maximum aggregate number of shares which may be granted and sold under the Plan is 3,000,000 shares. In general, the Plan options vest over 48 months and all options expire after 5 years or 90 days after employee termination.

       A summary of the status of the Company stock option plan at December 31, 1997 and 1996 and changes during the years then ended is presented in the table and narrative below:

                                               1997                               1996
                                    Shares         Weighted average     Shares       Weighted average
                                                  exercise price (1)                  exercise price
        Outstanding beginning
         of year                    2,254,597       Cdn. $ 1.36          2,204,879        Cdn. $1.39
        Granted                       528,870       Cdn. $ 0.71            118,000        Cdn. $0.55
        Exercised                     (50,000)      Cdn. $ 0.65               (100)       Cdn. $0.60
        Canceled                     (309,065)      Cdn. $ 1.41            (68,182)       Cdn. $0.88
        Outstanding at end of
         year                       2,424,402        Cdn. $1.22          2,254,597        Cdn. $1.36
        Exercisable at end of year  2,045,312                            1,965,086

            (1)  The US$ equivalent of Canadian $1.00 at December 31, 1997 was approximately $0.7215.

       There are 575,598 options  available for grant under the Plan at December
       31,  1997.  The  average  remaining   contractual  life  of  the  options
       outstanding at December 31, 1997 is 2 years.

                              GLYKO BIOMEDICAL LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.     Common Stock Warrants

       Below is a summary of common stock  warrants  outstanding  as of December
        31, 1997 and 1996:

                                                Number            Exercise
                 Date of Issuance             of Shares             Price                 Expiry
         -------------------------------- ------------------ ------------------ --------------------------
                  April 3, 1995                    3,396,500      Cdn$0.90            April 3, 2000
                  April 4, 1995                      533,367      Cdn$0.90            April 4, 2000
                   May 5, 1995                       200,000      Cdn$0.90             May 5, 2000
                   May 30, 1995                      656,555      Cdn$0.90             May 30, 2000
                   June 5, 1996                    1,587,500      Cdn$0.80             June 5, 1998
                                          ------------------
            Subtotal December 31, 1996             6,373,922
                  March 21, 1997                   4,560,000      Cdn$1.00            March 21, 1999
                                          ------------------
            Subtotal December 31, 1997            10,933,922


9.     Related Party Transactions

       The Company has entered into certain transactions with its stockholders since its inception. These transactions include the purchase of supplies and equipment and rental of the Company's facilities. Total costs of these transactions for the years ended December 31, 1997 and 1996 were approximately $20,060 and $274,284, respectively (see Note 5).

       The Company subleases office and lab space, certain administrative and research and development functions to BioMarin. BioMarin reimburses the Company for rent, salaries and related benefits and other administrative costs and the Company reimburses BioMarin for salaries and related benefits. The Company reimbursed BioMarin $133,000 during the year ended December 31, 1997 and BioMarin reimbursed the Company $ 373,848 during the year ended December 31, 1997. The Company also provided analytical services and products to BioMarin at a 27 percent discount in 1997. Total receipts to the Company from sales to BioMarin totaled $39,301 during 1997.

                                Auditors' Report







     To the Stockholders of Glyko Biomedical Ltd.:


     We have audited the consolidated balance sheets of Glyko Biomedical Ltd. as of December 31, 1997 and 1996, and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles.







                                  /s/Arthur Andersen & Co.
     Toronto, Canada              Arthur Andersen & Co.

                            Glyko Biomedical Ltd.

                             Corporate Directory



Board of Directors:                          Corporate Officers:

R. William Anderson                          John C. Klock, M.D.
Director                                     President, Chief Executive Officer
Vice President, Finance and Chief            and Chief Financial Officer
Financial Officer
Fusion Medical Technologies, Inc.

John H. Craig                                Christopher M. Starr, Ph.D.
Secretary and Director                       Vice President
Partner, Cassels Brock & Blackwell           Research and Development

John S. Glass                                Auditors:
Director                                     Arthur Andersen & Co., Toronto
Vice President and Chief Financial Officer   Canada
Milkhaus Laboratory, Inc.                    Arthur Andersen LLP
                                             San Francisco, California  USA
John C. Klock, M.D.                          Investor Relations:
Director                                     Copies of the Company's 1997 Annual
President, Chief Executive Officer,          Report and other information may be
and Chief Financial Officer                   obtained
Glyko Biomedical Ltd.                        by telephone:
                                             415-382-3500 (USA)
Gwynn R. Williams                            by mail:
Director                                     Glyko, Inc.
Self-employed physicist                      11 Pimentel Court
                                             Novato, CA  94949 USA
Mark Young                                   by e-mail:
Assistant Secretary and Director             thelab@glyko.com
Partner, Cassels Brock & Blackwell           via the world wide web:
                                             http://www.glyko.com
Registrar and Transfer Agent:
Montreal Trust Company of Canada
Toronto, Canada

General Counsel:
Cassels Brock & Blackwell
Toronto, Canada
Wilson, Sonsini, Goodrich and Rosati                        .
Palo Alto, California